LEADINGBRANDS™


COUNTRY
HARVEST
ORANGE JUICE
CAESAR'S
soy.o
INFINITY
NATURALLY
HYDRATES
TREK
TrueBlue
Blueberry

We Build Brands™

About Leading Brands

A key innovator in the fast growing healthy refreshment beverage industry.

Leading Brands operates two 'hot fill' bottling facilities producing a variety of juices, sports drinks and new age beverages. We maintain distribution centers and sales offices across North America allowing us to provide consistent and seamless service from coast to coast. We are a significant co-packer for major international beverage companies. In addition, we distribute a variety of prominent beverage brands under license agreements.

We are the only fully integrated premium beverage company in North America, allowing us a unique opportunity to capitalize on our resources, maintain our competitive advantages and benefit from consumer trends. Our expertise in all stages of the product lifecycle, from building brands to bringing them to market, helps us stay at the leading edge of the fast growing healthy refreshment beverage industry.

Number of bottles produced in 2005

230435701

Leading Brands' beverage plants are capable of producing a full range of package types and sizes. Our particular bottling advantage derives from the early adoption of hot-fill PET technology.


LiteBlue
Blueberry Raspberry
TrueBlue
COUNTRY HARVEST
APPLE JUICE

www.LBIX.com

Our Brand Portfolio

Leading Brands has developed an enviable portfolio of proprietary brands.

Our own beverage brands include TrueBlue®, LiteBlue®, TREK®, NITRO™ by TREK®, Soy2O®, Infinity™, Country Harvest®, and Caesar's Caesar Cocktails®.

With each brand, we strive to provide the highest possible quality and the lowest possible price to the consumer while maintaining superior margins. We create the brand concepts, formulations, packaging, labels, marketing and promotional plans and develop the distribution and sales programs across North America.


TREK® sports drink
NITRO™ by TREK® energy drinks
TrueBlue® North America's only national blueberry beverage brand
Soy2O® fruit flavored beverages with natural Soy Isoflavones
Infinity™ sparkling mountain spring water
Caesar's Caesar Cocktail® tomato clam cocktails
Country Harvest® natural fruit juices
NATURALLY HYDRATES
TREK
ENERGY DRINK
NITRO
TrueBlue
Blueberry
soy2o
INFINITY
CAESAR'S
COUNTRY HARVEST
ORANGE JUICE

LEADINGBRANDS™

www.LBIX.com


Edmonton AB
Calgary AB
Vancouver BC
Seattle WA
Montreal QC
Toronto ON
Dallas TX
LEADINGBRANDS™
www.LBIX.com
Corporate Office
Regional Warehouse
Packaging Plant
Distribution Centre
Regional Sales Office

Licensed Brands

We have the privilege to represent a full range of prominent beverage brands.

These include Fiji Natural Artesian Water®, Hansen's® Energy, Monster® Energy Drink, Lost® Energy Drink, Joker™ Mad Energy, and Stewart's® Fountain Classics. We either license or represent these fine brands under multi-year agreements that provide us with varying levels of responsibility for their packaging, distribution and marketing.


FIJI
energy
lost
ENERGY
Joker
MONSTER

Integrated Distribution System™

As North America's only fully integrated premium beverage company,

Leading Brands offers a unique **Integrated Distribution System™**. Leading Brands is a turnkey, one-stop shop to food and beverage brand owners, including product development, manufacturing, distribution, sales, marketing and licensing.

Product Development

In an ever-changing retail environment we must constantly be on the watch for changes in consumer tastes and look to capitalize on new trends. By combining the resources of our in-house Research and Development Department with some of the world's best packaging and flavor design companies, we are able to turn a concept into finished product in under six weeks. Most of our competitors require three times that long.

Packaging

Our extensive packaging resources allow us to produce almost every type of beverage product imaginable. With almost 20,000,000 cases of overall annual capacity in two strategically located plants, we are also a valuable source to third parties looking to bottle their products.

Logistics

By managing a combination of our own fleets and facilities in conjunction with those of third party suppliers, we are able to optimize our service while minimizing our expenses.

Distribution

The key to building any brand is gaining distribution to a wide variety of retailers. With more than 20,000 retail customers for our products across North America, Leading Brands has developed a distribution system that is without compare.

Marketing

Our in-house Marketing Department enables us to design our own brands, labels, point of sale materials, promotional materials and websites. We develop extensive marketing strategies to promote quick consumer acceptance of our brands by employing dedicated promotional teams, and our own unique sampling vehicles.



LEADINGBRANDS™

CORPORATE HEADQUARTERS
Suite 1800 - 1500 West Georgia Street
Vancouver BC Canada V6G 2Z6
tel 604.685.5200
fax 604.685.5249
toll free 1.866.685.5200

www.LBIX.com • NASDAQ: LBIX


COUNTRY HARVEST
APPLE JUICE
NATURALLY HYDRATED
TREK
TrueBlue
ENERGY DRINK
NITRO